<?xml version="1.0" encoding="UTF-8"?>
<edgarSubmission xmlns="http://www.sec.gov/edgar/ta/taonefiler">
  <schemaVersion>X0405</schemaVersion>
  <headerData>
    <submissionType>TA-1/A</submissionType>
    <filerInfo>
      <filer>
        <filerCredentials>
          <cik>0001448300</cik>
          <ccc>XXXXXXXX</ccc>
        </filerCredentials>
        <fileNumber>084-06331</fileNumber>
      </filer>
      <flags>
        <returnCopyFlag>true</returnCopyFlag>
      </flags>
      <liveTestFlag>LIVE</liveTestFlag>
    </filerInfo>
  </headerData>
  <formData>
    <registrant>
      <regulatoryAgency>SEC</regulatoryAgency>
      <entityName>Putnam Investor Services, Inc.</entityName>
      <previousEntityName>Putnam Investor Services Inc</previousEntityName>
      <finsNumber>338483</finsNumber>
      <principalOfficeAddress>
        <street1>7 Shattuck Road</street1>
        <city>Andover</city>
        <stateOrCountry>MA</stateOrCountry>
        <zipCode>01810</zipCode>
      </principalOfficeAddress>
      <differentMailingAddress>Y</differentMailingAddress>
      <mailingAddress>
        <street1>ONE POST OFFICE SQUARE</street1>
        <city>BOSTON</city>
        <stateOrCountry>MA</stateOrCountry>
        <zipCode>02109</zipCode>
      </mailingAddress>
      <telephoneNumber>617-292-1000</telephoneNumber>
      <conductBusinessInOtherLocations>N</conductBusinessInOtherLocations>
      <selfTransferAgent>N</selfTransferAgent>
      <engagedServiceCompany>N</engagedServiceCompany>
      <engagedAsServiceCompany>N</engagedAsServiceCompany>
    </registrant>
    <independentRegistrant>
      <registrantType>Corporation</registrantType>
      <corporationPartnershipData>
        <entityName>Putnam U.S. Holdings I, LLC</entityName>
        <relationshipStartDate>12/30/2008</relationshipStartDate>
        <titleOrStatus>Parent of Registrant</titleOrStatus>
        <ownershipCode>E</ownershipCode>
        <controlPerson>true</controlPerson>
      </corporationPartnershipData>
      <corporationPartnershipData>
        <entityName>Robert L. Reynolds</entityName>
        <relationshipStartDate>10/16/2008</relationshipStartDate>
        <titleOrStatus>Director</titleOrStatus>
        <ownershipCode>NA</ownershipCode>
        <controlPerson>true</controlPerson>
      </corporationPartnershipData>
      <corporationPartnershipData>
        <entityName>Steven D. Krichmar</entityName>
        <relationshipStartDate>10/16/2008</relationshipStartDate>
        <titleOrStatus>Senior Managing Director</titleOrStatus>
        <ownershipCode>NA</ownershipCode>
        <controlPerson>true</controlPerson>
        <relationshipEndDate>11/19/2016</relationshipEndDate>
      </corporationPartnershipData>
      <corporationPartnershipData>
        <entityName>Michael J. Woodall</entityName>
        <relationshipStartDate>12/16/2016</relationshipStartDate>
        <titleOrStatus>President, Putnam Investor Services, Inc</titleOrStatus>
        <ownershipCode>NA</ownershipCode>
        <controlPerson>true</controlPerson>
      </corporationPartnershipData>
      <corporationPartnershipData>
        <entityName>Clare Richer</entityName>
        <relationshipStartDate>12/01/2008</relationshipStartDate>
        <titleOrStatus>Chief Financial Officer</titleOrStatus>
        <ownershipCode>NA</ownershipCode>
        <controlPerson>true</controlPerson>
        <relationshipEndDate>06/01/2017</relationshipEndDate>
      </corporationPartnershipData>
      <corporationPartnershipData>
        <entityName>Andra S. Bolotin</entityName>
        <relationshipStartDate>06/01/2017</relationshipStartDate>
        <titleOrStatus>Chief Financial Officer and Director</titleOrStatus>
        <ownershipCode>NA</ownershipCode>
        <controlPerson>true</controlPerson>
      </corporationPartnershipData>
      <corporationPartnershipData>
        <entityName>Robert T. Burns</entityName>
        <relationshipStartDate>05/13/2011</relationshipStartDate>
        <titleOrStatus>Director</titleOrStatus>
        <ownershipCode>NA</ownershipCode>
        <controlPerson>true</controlPerson>
      </corporationPartnershipData>
      <otherControlManagement>
        <otherEntity>Y</otherEntity>
        <otherControlManagementDetails>
          <entityName>Refer to attachment r9(a)(i)</entityName>
          <agreementDescription>Putnam Investor Services, Inc. is a direct subsidiary of Putnam U.S. Holdings I, LLC, which in turn is a direct subsidiary of Putnam Acquisition Financing Inc. Putnam Acquisition Financing Inc. is a direct subsidiary of Putnam Acquisition Financing LLC. Putnam Acquisition Financing LLC is a direct subsidiary of Putnam Investments, LLC. Putnam Investments, LLC is a direct subsidiary of Great-West Lifeco U.S. LLC. Great-West Lifeco U.S. LLC is a direct subsidiary of Great-West Financial (Nova Scotia) Co. Great-West Financial (Nova Scotia) Co. is a direct subsidiary of Great-West Financial (Canada) Inc. Great-West Financial (Canada) Inc. is a direct subsidiary of Great-West Lifeco Inc. Great-West Lifeco Inc. is a direct subsidiary of Power Financial Corporation. Power Financial Corporation is a direct subsidiary of 171263 Canada Inc. 171263 Canada Inc. is a direct subsidiary of Power Corporation of Canada. Power Corporation of Canada is a direct subsidiary of Pansolo Holdings Inc. Pansolo Holdings Inc. is owned by The Desmarais Family Residuary Trust, which is the ultimate parent of Putnam Investor Services, Inc. The Trustees of The Desmarais Family Residuary Trust are Andre Desmarais, Jacqueline Desmarais, Paul Desmarais Jr., Guy Fortin, and Michel Plessis-Belair.</agreementDescription>
        </otherControlManagementDetails>
      </otherControlManagement>
      <otherControlFinance>
        <otherEntity>N</otherEntity>
      </otherControlFinance>
    </independentRegistrant>
    <disciplinaryHistory>
      <felonyOrMisdemeanor>
        <involved>N</involved>
      </felonyOrMisdemeanor>
      <otherFelony>
        <involved>N</involved>
      </otherFelony>
      <enjoinedInvestmentRelatedActivity>
        <involved>N</involved>
      </enjoinedInvestmentRelatedActivity>
      <violationOfInvestmentRelatedRegulation>
        <involved>N</involved>
      </violationOfInvestmentRelatedRegulation>
      <falseStatementOrOmission>
        <involved>Y</involved>
        <falseStatementOrOmissionDetails>
          <entityName>Putnam Investment Management, LLC</entityName>
          <actionTitle>In the Matter of Putnam Investment Management, LLC</actionTitle>
          <actionDate>11/13/2003</actionDate>
          <courtOrBodyNameAndLocation>Securities and Exchange Commission</courtOrBodyNameAndLocation>
          <actionDescription>On November 13, 2003, the SEC entered an order making findings and imposing partial relief, including a final censure, remedial undertakings and a cease and desist order pursuant to Sections 203(e) and 203(k) of the Investment Advisers Act of 1940 and Sections 9(b) and 9(f) of the Investment Company Act of 1940 and rule 17J-1(c) under the Investment Company Act of 1940 in connection with the personal trading of employees who allegedly engaged in excessive short-term trading (market timing) of Putnam Mutual Funds, and Putnam's failure to reasonably supervise such employees or to properly disclose such actions. Four of the individuals traded in mutual funds over which they had investment authority. In connection with this order, Putnam has agreed to undertake corporate governance, compliance and ethics reforms.</actionDescription>
          <dispositionOfProceeding>On April 8, 2004, Putnam entered into a settlement agreement with the SEC pursant to which it agreed to pay a total of $193.5 million in penalties and restitution, with $153.5 million being paid to shareholders of the funds.</dispositionOfProceeding>
        </falseStatementOrOmissionDetails>
        <falseStatementOrOmissionDetails>
          <entityName>Putnam Investment Management, LLC</entityName>
          <actionTitle>In the Matter of Putnam Investments Management, LLC</actionTitle>
          <actionDate>03/23/2005</actionDate>
          <courtOrBodyNameAndLocation>Securities and Exchange Commission</courtOrBodyNameAndLocation>
          <actionDescription>On March 23, 2005 Putnam entered into a settlement agreement with the SEC with respect to the SEC's inquiry concerning Putnam's alleged failure to adequately disclose certain brokerage practices. These practices involved the allocation of brokerage to broker-dealers who sold shares of Putnam mutual funds. The settlement order states that Putnam failed to fully and effectively disclose to the Boards of Trustees and to shareholders of the Putnam funds the specifics of its preferred marketing agreements with certain brokerage firms selling Putnam fund shares. Putnam ceased directing brokerage to broker-dealers in connection with the sale of the fund shares as of January 1, 2004.</actionDescription>
          <dispositionOfProceeding>Under the settlement, Putnam paid a civil penalty in the amount of $40 million and disgorgement in the amount of $1. The total amount of the payment was paid to certain Putnam Funds.</dispositionOfProceeding>
        </falseStatementOrOmissionDetails>
        <falseStatementOrOmissionDetails>
          <entityName>Putnam Investment Management, LLC</entityName>
          <actionTitle>In the Matter of Putnam Investment Management, LLC</actionTitle>
          <actionDate>09/28/2007</actionDate>
          <courtOrBodyNameAndLocation>Securities and Exchange Commission</courtOrBodyNameAndLocation>
          <actionDescription>On September 28, 2007 the SEC entered an order making findings and imposing remedial sanctions and a cease and desist order pursuant to Section 203(e) of the Investment Advisers Act of 1940 and Sections 9(b) and (f) of the Investment Company Act of 1940. The SEC found that Putnam violated Section 19(a) of the Investment Company Act of 1940 and Rule 19A-1 there under in connection with certain notices for shareholder distributions for four closed end investment companies: The Putnam Master Intermediate Trust, Putnam Premier Income Trust, Putnam Master Income Trust, and Putnam Managed High Yield Trust. The settlement order states that during the period from August 1, 2000 through May 31, 2002 these funds made distributions to shareholders partly funded from shareholder capital and that although Putnam, as administrator to the funds, sent written notices with these distributions, the notices did not contain the information required by Rule 19A-1 under The Investment Company Act of 1940.</actionDescription>
          <dispositionOfProceeding>Under the settlement, Putnam paid a civil penalty in the amount of $350,000.</dispositionOfProceeding>
        </falseStatementOrOmissionDetails>
      </falseStatementOrOmission>
      <violationOfRegulations>
        <involved>Y</involved>
        <violationOfRegulationsDetails>
          <entityName>Putnam Investment Management, LLC</entityName>
          <actionTitle>In the Matter of Putnam Investment Management, LLC</actionTitle>
          <actionDate>11/13/2003</actionDate>
          <courtOrBodyNameAndLocation>Securities and Exchange Commission</courtOrBodyNameAndLocation>
          <actionDescription>On November 13, 2003, the SEC entered an order making findings and imposing partial relief, including a final censure, remedial undertakings and a cease and desist order pursuant to Sections 203(e) and 203(k) of The Investment Advisers Act of 1940 and Sections 9(b) and 9(f) of The Investment Company Act of 1940. The SEC found that Putnam violated Sections 203(e)(6), 206(1), 206(2) and 204A of The Investment Advisers Act of 1940 and Rule 17J-1(c) under the Investment Company Act of 1940 in connection with the personal trading of employees who allegedly engaged in excessive short-term trading (market timing) of Putnam Mutual Funds, and Putnam's failure to reasonably supervise such employees or to properly disclose such actions. Four of the individuals traded in mutual funds over which they had investment authority. In connection with this order, Putnam has agreed to undertake corporate governance, compliance and ethics reforms.</actionDescription>
          <dispositionOfProceeding>On April 8, 2004 Putnam entered into a settlement agreement with SEC pursuant to which it agreed to pay a total of $193.5 million in penalties and restitution, with $153.5 million being paid to shareholders of the funds.</dispositionOfProceeding>
        </violationOfRegulationsDetails>
        <violationOfRegulationsDetails>
          <entityName>Putnam Investment Management, LLC</entityName>
          <actionTitle>In the Matter of Putnam Investment Management LLC</actionTitle>
          <actionDate>03/23/2005</actionDate>
          <courtOrBodyNameAndLocation>Securities and Exchange Commission</courtOrBodyNameAndLocation>
          <actionDescription>On March 23, 2005 Putnam entered into a settlement agreement with the SEC with respect to the SEC's inquiry concerning Putnam's alleged failure to adequately disclose certain brokerage practices. These practices involved the allocation of brokerage to broker-dealers who sold shares of Putnam mutual funds. The settlement order states that Putnam failed to fully and effectively disclose to the Boards of Trustees and to shareholders of the Putnam funds the specifics of its preferred marketing agreements with certain brokerage firms selling Putnam fund shares. Putnam ceased directing brokerage to broker-dealers in connection with the sale of the fund shares as of January 1, 2004.</actionDescription>
          <dispositionOfProceeding>Under the settlement, Putnam paid a civil penalty in the amount of $40 million and disgorgement in the amount of $1. The total amount of the payment was paid to certain Putnam Funds.</dispositionOfProceeding>
        </violationOfRegulationsDetails>
        <violationOfRegulationsDetails>
          <entityName>Putnam Investment Management, LLC</entityName>
          <actionTitle>In the Matter of Putnam Investment Management, LLC</actionTitle>
          <actionDate>09/07/2006</actionDate>
          <courtOrBodyNameAndLocation>Securities and Exchange Commission</courtOrBodyNameAndLocation>
          <actionDescription>On September 7, 2006 the SEC entered into an order making findings and imposing relief including censure, remedial sanctions and a cease and desist order pursuant to Sections 203(e) and 203(k) of The Investments Advisers Act of 1940. The SEC found that Putnam violated Section 205(a) of The Investment Advisers Act in connection with the entering into or performing an advisory contract with the Putnam Research Fund (The Fund), a registered investment company, which provided for performance-based compensation to be computed based on the fund's daily net asset value over the quarter rather than based on the average net asset value for the 36 month performance period used for calculating the fee, as required by Rule 205 under The Advisers Act.</actionDescription>
          <dispositionOfProceeding>Putnam discontinued the method used for calculating the performance fee and reimbursed the fund for excess fees and interest totaling $1,650,601.</dispositionOfProceeding>
        </violationOfRegulationsDetails>
        <violationOfRegulationsDetails>
          <entityName>Putnam Investment Management, LLC</entityName>
          <actionTitle>In the Matter of Putnam Investment Management, LLC</actionTitle>
          <actionDate>09/28/2007</actionDate>
          <courtOrBodyNameAndLocation>Securities and Exchange Commission</courtOrBodyNameAndLocation>
          <actionDescription>On September 28, 2007 the SEC entered an order making findings and imposing remedial sanctions and a cease and desist order pursuant to Section 203(e) of the Investment Advisers Act of 1940 and Sections 9(b) and (f) of the Investment Company Act of 1940. The SEC found that Putnam violated Section 19(a) of the Investment Company Act of 1940 and Rule 19A-1 there under in connection with certain notices for shareholder distributions for four closed end investment companies: The Putnam Master Intermediate Trust, Putnam Premier Income Trust, Putnam Master Income Trust, and Putnam Managed High Yield Trust. The settlement order states that during the period from August 1, 2000 through May 31, 2002 these funds made distributions to shareholders partly funded from shareholder capital and that although Putnam, as administrator to the funds, sent written notices with these distributions, the notices did not contain the information required by Rule 19A-1 under The Investment Company Act of 1940.</actionDescription>
          <dispositionOfProceeding>Under the settlement, Putnam paid a civil penalty in the amount of $350,000.</dispositionOfProceeding>
        </violationOfRegulationsDetails>
      </violationOfRegulations>
      <authorizationDeniedOrSuspended>
        <involved>N</involved>
      </authorizationDeniedOrSuspended>
      <registrationDeniedOrSuspended>
        <involved>N</involved>
      </registrationDeniedOrSuspended>
      <federalOrStateRegulatoryAgency>
        <fsrFalseStatementOrOmission>
          <involved>Y</involved>
          <fsrFalseStatementOrOmissionDetails>
            <entityName>Putnam Investment Management, LLC</entityName>
            <actionTitle>In the Matter of Putnam Investment Management, LLC</actionTitle>
            <actionDate>04/08/2004</actionDate>
            <courtOrBodyNameAndLocation>Massachusetts Securities Division</courtOrBodyNameAndLocation>
            <actionDescription>On April 8, 2004, the Commonwealth of Massachusetts entered into a consent order with Putnam pursuant to an offer of settlement. The consent order found that Putnam violated Sections 101 and 102 of the Massachusetts Uniform Securities Act in connection with the personal trading of employees and certain DC/401K plans who allegedly engaged in excessive short-term trading. In connection with the consent order, Putnam admitted certain facts solely for the purpose of resolving the administrative proceeding.</actionDescription>
            <dispositionOfProceeding>Pursuant to the consent order, Putnam agreed to pay a total of $193.5 million in penalties and restitution, with $153.5 million being paid to shareholders of the funds.</dispositionOfProceeding>
          </fsrFalseStatementOrOmissionDetails>
        </fsrFalseStatementOrOmission>
        <fsrViolationOfInvestmentRelatedRegulation>
          <involved>Y</involved>
          <fsrViolationOfInvestmentRelatedRegulationDetails>
            <entityName>Putnam U.S. Holdings I, LLC</entityName>
            <actionTitle>Class A Share Issue</actionTitle>
            <actionDate>07/29/2008</actionDate>
            <courtOrBodyNameAndLocation>United States Department of Labor</courtOrBodyNameAndLocation>
            <actionDescription>On July 29, 2008, the Department of Labor entered into a settlement agreement with Putnam U.S. Holdings I, LLC concerning allegations that Putnam inappropriately offered, as investment options under the Putnam Investment Profit Sharing Retirement Plan, Class A shares in certain Putnam mutual funds which carried 12b-1 fees which were paid to Putnam Retail Management Limited Partnership, an affiliate of Putnam, in violation of sections 404(a)(1)(A), 406(a)(1)(D), 406(b)(1) and 406(b)(2) of ERISA.</actionDescription>
            <dispositionOfProceeding>Under the settlement, Putnam paid $270,000 in restitution to the Putnam Investments Profit Sharing Retirement Plan and a civil penalty of $27,000.</dispositionOfProceeding>
          </fsrViolationOfInvestmentRelatedRegulationDetails>
          <fsrViolationOfInvestmentRelatedRegulationDetails>
            <entityName>GWFS Equities, Inc.</entityName>
            <actionTitle>In re: GWFS Equities, Inc.</actionTitle>
            <actionDate>03/05/2001</actionDate>
            <courtOrBodyNameAndLocation>State of Florida Division of Securities and Investor Protection</courtOrBodyNameAndLocation>
            <actionDescription>Matter related to GWFS's failure to renew the Florida branch office location within prescribed time while continuing to conduct business.</actionDescription>
            <dispositionOfProceeding>Final Order - Stipulation and Consent Agreement to cease and desist and payment of administrative fine of $5,000.00; state agreed to approve branch office application upon receipt of fine.</dispositionOfProceeding>
          </fsrViolationOfInvestmentRelatedRegulationDetails>
          <fsrViolationOfInvestmentRelatedRegulationDetails>
            <entityName>GWFS Equities, Inc.</entityName>
            <actionTitle>In re: GWFS Equities, Inc.</actionTitle>
            <actionDate>06/22/1993</actionDate>
            <courtOrBodyNameAndLocation>Michigan Securities Department</courtOrBodyNameAndLocation>
            <actionDescription>GWFS, formerly known as Benefitscorp Equities, Inc., failed to respond to an inquiry from the Michigan Securities Department regarding the activities of an agent.</actionDescription>
            <dispositionOfProceeding>Benefitscorp Equities filed a consent order and paid a fine of $2,000.</dispositionOfProceeding>
          </fsrViolationOfInvestmentRelatedRegulationDetails>
          <fsrViolationOfInvestmentRelatedRegulationDetails>
            <entityName>Putnam Investment Management, LLC</entityName>
            <actionTitle>In the Matter of Putnam Investment Management, LLC</actionTitle>
            <actionDate>04/08/2004</actionDate>
            <courtOrBodyNameAndLocation>Massachusetts Securities Divison</courtOrBodyNameAndLocation>
            <actionDescription>On April 8, 2004, the Commonwealth of Massachusetts entered into a consent order with Putnam pursuant to an offer of settlement, the consent order found that Putnam violated Sections (101 and 102 of Massachusetts Uniform Securities Act in connection with the personal trading of employees and certain DC/401K plans who allegedly engaged in excessive short-term trading. In connection with the consent order, Putnam admitted certain facts solely for the purpose of resolving the administrative proceeding.</actionDescription>
            <dispositionOfProceeding>Pursuant to the consent order, Putnam agreed to pay a total of $193.5 million in penalties and restitution, with $153.5 million being paid to shareholders of the funds.</dispositionOfProceeding>
          </fsrViolationOfInvestmentRelatedRegulationDetails>
          <fsrViolationOfInvestmentRelatedRegulationDetails>
            <entityName>I.G. Investment Management, LTD (IGM)</entityName>
            <actionTitle>In re: I.G. Investment Management, LTD (IGM)</actionTitle>
            <actionDate>12/22/2004</actionDate>
            <courtOrBodyNameAndLocation>Manitoba Securities Commission and Ontario Securities Commission</courtOrBodyNameAndLocation>
            <actionDescription>Matter related to market timing trading conducted by one institutional investor (whose relationship was terminated by IGM in 2001) in certain investor group funds under management by IGM. The manager implemented measures to reduce harm to other investors in the funds from market timing activity, but these measures did not recognize all the costs of the client's trading activity.</actionDescription>
            <dispositionOfProceeding>Under the terms of a settlement agreement with the Manitoba Securities Commission and the Ontario Securities Commission, IGM paid restitution of $19.2 million to investors of the funds in which the market timing had occurred.</dispositionOfProceeding>
          </fsrViolationOfInvestmentRelatedRegulationDetails>
          <fsrViolationOfInvestmentRelatedRegulationDetails>
            <entityName>Investors Group Financial Services, Inc.</entityName>
            <actionTitle>In re: Investors Group Financial Services, Inc.</actionTitle>
            <actionDate>10/18/2006</actionDate>
            <courtOrBodyNameAndLocation>Nova Scotia Securities Commission</courtOrBodyNameAndLocation>
            <actionDescription>Action related to failure of Investors Group Financial Services, Inc. and its then affiliate, LES Services Investors LTD, which amalgamated with Investors Group Financial Services, Inc., on January 1, 2006 to file termination notices within prescribed time periods and failing to reinstate a salesperson's registration before conducting registerable activity. Also related failure by LES Services Investors LTD to be registered in Nova Scotia when trading with clients.</actionDescription>
            <dispositionOfProceeding>Settlement with payment of $25,000 fine and costs of $2,500 approved by staff of Nova Scotia Securities Commission.</dispositionOfProceeding>
          </fsrViolationOfInvestmentRelatedRegulationDetails>
          <fsrViolationOfInvestmentRelatedRegulationDetails>
            <entityName>Investors Group Financial Services, Inc.</entityName>
            <actionTitle>In re: Investors Group Financial Services, Inc.</actionTitle>
            <actionDate>01/09/2006</actionDate>
            <courtOrBodyNameAndLocation>New Brunswick Securities Commission</courtOrBodyNameAndLocation>
            <actionDescription>New Brunswick Securities Commission (NBSC) alleged that Investors Group Financial Services, Inc. had violated Section 45 of the Securities Act (New Brunswick) - Trading in Securities without Registration. The unregistered activity was conducted by salespersons of LES Services Investors, LTD, an affiliate that amalgamated with IGFS on January 1, 2006.</actionDescription>
            <dispositionOfProceeding>NBSC issued an order on January 19, 2006 approving a settlement agreement where IGFS paid a penalty and costs of $68,200.</dispositionOfProceeding>
          </fsrViolationOfInvestmentRelatedRegulationDetails>
          <fsrViolationOfInvestmentRelatedRegulationDetails>
            <entityName>IPC Securities Corporation</entityName>
            <actionTitle>In re: IPC Securities Corporation</actionTitle>
            <actionDate>01/01/2006</actionDate>
            <courtOrBodyNameAndLocation>Nova Scotia Securities Commission</courtOrBodyNameAndLocation>
            <actionDescription>Nova Scotia Securities Commission (NSSC) found that IPC Securities Corporation was in violation of Sections 22, 134, 135 and 135A of the Securities Act (Nova Scotia) in connection with allowing approved person to operate out of the Wolfville office prior to receiving an exemption request from the NSSC.</actionDescription>
            <dispositionOfProceeding>Pursuant to a settlement agreement with NSSC, IPC Securities Corporation paid an administrative penalty of $10,000 and costs of $2,500.</dispositionOfProceeding>
          </fsrViolationOfInvestmentRelatedRegulationDetails>
          <fsrViolationOfInvestmentRelatedRegulationDetails>
            <entityName>IPC Securities Corporation (IPC)</entityName>
            <actionTitle>In re: IPC Securities Corporation (IPC)</actionTitle>
            <actionDate>03/18/2004</actionDate>
            <courtOrBodyNameAndLocation>Investment Dealers Association of Canada (IDA)</courtOrBodyNameAndLocation>
            <actionDescription>Pursuant to settlement agreement, IPC admitted that they (a) failed to maintain adequate records of supervisor activity in accordance with IDA requirements concerning head office account supervision and thereby contravened IDA by-law 29.27 principal trading done on its behalf, contrary to IDA by law 29.27(A)(1) and (VI) and (b) failed to maintain its risk adjusted capital at a level greater than zero calculated in accordance with IDA Form 1, contrary to IDA by-law 17.1</actionDescription>
            <dispositionOfProceeding>IPC paid a monetary fine of $100,000.</dispositionOfProceeding>
          </fsrViolationOfInvestmentRelatedRegulationDetails>
          <fsrViolationOfInvestmentRelatedRegulationDetails>
            <entityName>IPC Investment Corporation (IPC)</entityName>
            <actionTitle>In re: IPC Investment Corporation</actionTitle>
            <actionDate>12/06/2001</actionDate>
            <courtOrBodyNameAndLocation>New Brunswick Securities Commission (NBSC)</courtOrBodyNameAndLocation>
            <actionDescription>Matter related to unregistered trading activity conducted by a salesperson of an affiliate, Henry Hicks and Associates, LTD, which amalgamated with IPC effective May 16, 2001.</actionDescription>
            <dispositionOfProceeding>IPC paid a monetary penalty of $14,400, including administrative costs.</dispositionOfProceeding>
          </fsrViolationOfInvestmentRelatedRegulationDetails>
          <fsrViolationOfInvestmentRelatedRegulationDetails>
            <entityName>IPC Investment Corporation (IPC)</entityName>
            <actionTitle>In re: IPC Investment Corporation</actionTitle>
            <actionDate>11/30/2009</actionDate>
            <courtOrBodyNameAndLocation>Nova Scotia Securities Commission</courtOrBodyNameAndLocation>
            <actionDescription>Matter related to contraventions of Sections 31(1) and 61 of the Nova Scotia Securities Regulations for failure to ensure securities purchased by 3 clients were suitable, for failing to address the complaint made by one of these 3 clients in a manner that was fair, honest, or in good faith.</actionDescription>
            <dispositionOfProceeding>Nova Scotia Securities Commission issued an order approving a settlement agreement with IPC, under which IPC agreed to pay an administrative penalty in the amount of $40,000 and costs of the Nova Scotia Securities Commission in the amount of $3,000.</dispositionOfProceeding>
          </fsrViolationOfInvestmentRelatedRegulationDetails>
          <fsrViolationOfInvestmentRelatedRegulationDetails>
            <entityName>IPC Securities Corporation (IPC)</entityName>
            <actionTitle>In re: IPC Securities Corporation</actionTitle>
            <actionDate>06/01/2010</actionDate>
            <courtOrBodyNameAndLocation>Investment Industry Regulatory Organization Of Canada</courtOrBodyNameAndLocation>
            <actionDescription>Action related to failure to establish and maintain adequate policies and procedures to ensure that clients qualified as accredited investors in accordance with provisions of Ontario Securities Act.</actionDescription>
            <dispositionOfProceeding>Investment Industry Regulatory Organization Of Canada approved a settlement agreement with IPC under which IPC agreed to pay a fine in the amount of $65,000 and costs of $10,000.</dispositionOfProceeding>
          </fsrViolationOfInvestmentRelatedRegulationDetails>
          <fsrViolationOfInvestmentRelatedRegulationDetails>
            <entityName>Quadrus Investment Services Ltd</entityName>
            <actionTitle>In re: Quadrus Investment Services Ltd</actionTitle>
            <actionDate>07/30/2015</actionDate>
            <courtOrBodyNameAndLocation>Nova Scotia Securities Commission</courtOrBodyNameAndLocation>
            <actionDescription>Matter related to violation of Section 31(1) of the Securities Regulations, as Rep. by Rule 31801 for failure to supervise the activities of a Mutual Fund Salesperson.</actionDescription>
            <dispositionOfProceeding>Quadrus Investment Services Ltd. agreed to pay a fine in the amount of $40,000 and costs in the amount of $1,000.</dispositionOfProceeding>
          </fsrViolationOfInvestmentRelatedRegulationDetails>
          <fsrViolationOfInvestmentRelatedRegulationDetails>
            <entityName>I.G. Investment Management, Ltd. (IGIM)</entityName>
            <actionTitle>In re: I.G. Investment Management, Ltd</actionTitle>
            <actionDate>08/12/2015</actionDate>
            <courtOrBodyNameAndLocation>Financial Services Commission Of Ontario</courtOrBodyNameAndLocation>
            <actionDescription>In connection with IGIMs license as a Mortgage Broker under the Mortgage Brokers, Lenders and Administrators Act (Ontario) (the "Act"), the Superintendent of Financial Services Ontario issued an Administrative Mandatory Penalty Order (the Order) against IGIM for failing to meet certain administrative requirements under the Act and/or its regulations. IGIM has addressed or is addressing the deficiencies identified in the order.</actionDescription>
            <dispositionOfProceeding>Administrative Mandatory Penalty Order against IGIM in the total amount of $4,500.</dispositionOfProceeding>
          </fsrViolationOfInvestmentRelatedRegulationDetails>
          <fsrViolationOfInvestmentRelatedRegulationDetails>
            <entityName>IPC Securities Corporation (IPC)</entityName>
            <actionTitle>In re: IPC Securities Corporation</actionTitle>
            <actionDate>08/29/2016</actionDate>
            <courtOrBodyNameAndLocation>Investment Industry Regulatory Organization Of Canada</courtOrBodyNameAndLocation>
            <actionDescription>Matter related related to IPCs failure between January and June 2014, to conduct strict supervision of a registered representative pursuant to acknowledge and consent provided to the Investment Industry Regulatory Organization Of Canada (IIROC)contrary to IIROC Dealer Member Rules 29.1 and 2500.</actionDescription>
            <dispositionOfProceeding>Investment Industry Regulatory Organization Of Canada approved a settlement agreement with IPC under which IPC agreed to pay a fine in the amount of $65,000 and costs of $5,000. Payments totaled $70,000.</dispositionOfProceeding>
          </fsrViolationOfInvestmentRelatedRegulationDetails>
          <fsrViolationOfInvestmentRelatedRegulationDetails>
            <entityName>Quadrus Investment Services Ltd.</entityName>
            <actionTitle>In re: Quadrus Investment Services Ltd.</actionTitle>
            <actionDate>11/17/2016</actionDate>
            <courtOrBodyNameAndLocation>Mutual Fund Dealers Association Of Canada (MFDA)</courtOrBodyNameAndLocation>
            <actionDescription>Matter related to Quadrus's failure to appropriately supervise the activities of a Dealing Representative during the period from March, 2009 to July, 2015 and provide certain notices to the MFDA with respect to same, pursuant to MFDA Rules 2.1.1, 2.1.4, 2.3.1 and 2.5.1, and MFDA Policy No. 6.</actionDescription>
            <dispositionOfProceeding>MFDA approved a settlement agreement with Quadrus under which Quadrus agreed to pay a fine in the amount of $70,000 and costs of $20,000. Payments totaled $95,000.</dispositionOfProceeding>
          </fsrViolationOfInvestmentRelatedRegulationDetails>
          <fsrViolationOfInvestmentRelatedRegulationDetails>
            <entityName>Quadrus Investment Services Ltd.</entityName>
            <actionTitle>In re: Quadrus Investment Services Ltd.</actionTitle>
            <actionDate>11/10/2015</actionDate>
            <courtOrBodyNameAndLocation>Ontario Securities Commission (OSC)</courtOrBodyNameAndLocation>
            <actionDescription>Quadrus Investment Services Ltd. (Quadrus) entered a settlement agreement with the Ontario Securities Commission (OSC) relating to allegations that Quadrus had, as a result of certain control and supervision inadequacies, charged certain mutual fund clients an excess fee. OSC staff were satisfied that Quadrus discovered and self-reported the issue.</actionDescription>
            <dispositionOfProceeding>Settlement included appropriate compensation to affected clients, voluntary reimbursement to OSC for costs incurred of $20,000, and voluntary payment to OSC of $250,000 to be allocated to third parties or investor education. Payments totaled $270,000.</dispositionOfProceeding>
          </fsrViolationOfInvestmentRelatedRegulationDetails>
        </fsrViolationOfInvestmentRelatedRegulation>
        <fsrAuthorizationDeniedOrSuspended>
          <involved>N</involved>
        </fsrAuthorizationDeniedOrSuspended>
        <fsrFoundOrderAgainstApplicant>
          <involved>Y</involved>
          <fsrFoundOrderAgainstApplicantDetails>
            <entityName>Putnam U.S. Holdings I, LLC</entityName>
            <actionTitle>Class A Share Issue</actionTitle>
            <actionDate>07/29/2008</actionDate>
            <courtOrBodyNameAndLocation>United States Department of Labor</courtOrBodyNameAndLocation>
            <actionDescription>On July 29, 2008, the Department of Labor entered into a settlement agreement with Putnam U.S. Holdings I, LLC concerning allegations that Putnam inappropriately offered, as investment options under the Putnam Investment Profit Sharing Retirement Plan, Class A shares in certain Putnam mutual funds which carried 12b-1 fees which were paid to Putnam Retail Management Limited Partnership, an affiliate of Putnam, in violation of sections 404(a)(1)(A), 406(a)(1)(D), 406(b)(1) and 406(b)(2) of ERISA.</actionDescription>
            <dispositionOfProceeding>Under the settlement, Putnam paid $270,000 in restitution to the Putnam Investments Profit Sharing Retirement Plan and a civil penalty of $27,000.</dispositionOfProceeding>
          </fsrFoundOrderAgainstApplicantDetails>
          <fsrFoundOrderAgainstApplicantDetails>
            <entityName>IPC Investment Corporation (IPC)</entityName>
            <actionTitle>In re: IPC Investment Corporation</actionTitle>
            <actionDate>11/30/2009</actionDate>
            <courtOrBodyNameAndLocation>Nova Scotia Securities Commission</courtOrBodyNameAndLocation>
            <actionDescription>Matter related to contraventions of Sections 31(1) and 61 of the Nova Scotia Securities Regulations for failure to ensure securities purchased by 3 clients were suitable, for failing to address the complaint made by one of these 3 clients in a manner that was fair, honest, or in good faith.</actionDescription>
            <dispositionOfProceeding>Nova Scotia Securities Commission issued an order approving a settlement agreement with IPC, under which IPC agreed to pay an administrative penalty in the amount of $40,000 and costs of the Nova Scotia Securities Commission in the amount of $3,000.</dispositionOfProceeding>
          </fsrFoundOrderAgainstApplicantDetails>
          <fsrFoundOrderAgainstApplicantDetails>
            <entityName>Partners In Planning Financial Services Ltd.</entityName>
            <actionTitle>In re: Partners In Planning Financial Services Ltd.</actionTitle>
            <actionDate>11/25/2010</actionDate>
            <courtOrBodyNameAndLocation>Mutual Fund Dealers Association Of Canada (MFDA)</courtOrBodyNameAndLocation>
            <actionDescription>Partners In Planning Financial Services Ltd (PIP), a foreign control affiliate, was found to have inadequate policies and procedures for head office supervision of leveraged trades and inadequate supervision of leveraged trades at the branches, contrary to MFDA Rules 2.2.1, 2.5.1, 2.10, 2.5.2(b), 2.5.3(b) and 2.5.4 and MFDA Policy No. 2.</actionDescription>
            <dispositionOfProceeding>MFDA ordered a monetary penalty in the amount of $20,000 and costs of $2,500. PIP also agreed to appoint an independent consultant at PIPs expense to assist in resolving the leveraged trading issues.</dispositionOfProceeding>
          </fsrFoundOrderAgainstApplicantDetails>
          <fsrFoundOrderAgainstApplicantDetails>
            <entityName>The Putnam Advisory Company LLC</entityName>
            <actionTitle>In re: The Putnam Advisory Company LLC</actionTitle>
            <actionDate>05/05/2014</actionDate>
            <courtOrBodyNameAndLocation>Secretary, Commonwealth Of Massachusetts, Securities Division</courtOrBodyNameAndLocation>
            <actionDescription>On October 17, 2012, the Massachusetts Securities Division (MSD) filed an administrative action containing allegations against The Putnam Advisory Company, LLC (PAC) as collateral manager of two collateralized debt obligations (CDOs).</actionDescription>
            <dispositionOfProceeding>The matter was settled by payment to the Commonwealth of $950,000 and an agreement to cease and desist from any violation of the Massachusetts Uniform Securities Act and its related regulations.</dispositionOfProceeding>
          </fsrFoundOrderAgainstApplicantDetails>
        </fsrFoundOrderAgainstApplicant>
        <fsrRegistrationDeniedOrSuspended>
          <involved>N</involved>
        </fsrRegistrationDeniedOrSuspended>
        <fsrRevokedSuspendedLicense>
          <involved>N</involved>
        </fsrRevokedSuspendedLicense>
      </federalOrStateRegulatoryAgency>
      <selfRegulatoryAgency>
        <sraFalseStatementOrOmission>
          <involved>N</involved>
        </sraFalseStatementOrOmission>
        <sraViolationOfRules>
          <involved>Y</involved>
          <sraViolationOfRulesDetails>
            <entityName>Putnam Retail Management Limited Partnership</entityName>
            <actionTitle>Putnam Retail Management Limited Partnership CRD No. 7325</actionTitle>
            <actionDate>10/03/2006</actionDate>
            <courtOrBodyNameAndLocation>National Association of Securities Dealers</courtOrBodyNameAndLocation>
            <actionDescription>Putnam Retail Management Limited Partnership entered into an Acceptance, Waiver and Consent (AWC) with the NASD regarding allegations that Putnam violated NASD Conduct Rules 2830(I)5, 2820(g)4 and 2110 by paying for or reimbursing guest meals and ground transportation expenses during the period of 2001 to 2004 and providing and paying for entertainment at two training and educational meetings. In addition, the AWC resolved allegations that Putnam violated Rules 3010 and 2110 by failing to properly supervise its non-cash compensation spending and failing to enforce its policies and procedures to ensure compliance with the NASD's non-cash compensation rules.</actionDescription>
            <dispositionOfProceeding>Under the AWC, Putnam received a censure and paid a fine of $175,000.</dispositionOfProceeding>
          </sraViolationOfRulesDetails>
          <sraViolationOfRulesDetails>
            <entityName>GWFS Equities, Inc.</entityName>
            <actionTitle>In re: GWFS Equities, Inc.</actionTitle>
            <actionDate>05/29/1985</actionDate>
            <courtOrBodyNameAndLocation>National Association of Securities Dealers</courtOrBodyNameAndLocation>
            <actionDescription>A routine exam of American Capital Planning, Inc., discovered that the firm was in violation of SEC Rule 15c3-1 (net capital rule). The violation was incurred due to the improper treatment of concessions receivable and related concessions payable.</actionDescription>
            <dispositionOfProceeding>Monetary fine of $1,000.</dispositionOfProceeding>
          </sraViolationOfRulesDetails>
          <sraViolationOfRulesDetails>
            <entityName>Putnam Retail Management Limited Partnership</entityName>
            <actionTitle>In re: Putnam Retail Management Limited Partnership</actionTitle>
            <actionDate>05/05/1972</actionDate>
            <courtOrBodyNameAndLocation>NASD - District Business Conduct Committee of District 13</courtOrBodyNameAndLocation>
            <actionDescription>The Committee found reason to believe that Putnam Retail Management had violated Section 1 of Article III of the Rules of Fair Practice during the period of 12/1968 - 2/1971 through its failure to comply with one or more provisions of Regulation T of the Board of Governors of the Federal Reserve System.</actionDescription>
            <dispositionOfProceeding>The matter was settled upon the imposition of a censure and fine of $500.</dispositionOfProceeding>
          </sraViolationOfRulesDetails>
          <sraViolationOfRulesDetails>
            <entityName>GRS Securities Inc. (GRSSI)</entityName>
            <actionTitle>In re: GRS Securities Inc.</actionTitle>
            <actionDate>03/28/2006</actionDate>
            <courtOrBodyNameAndLocation>Investment Dealers Association Of Canada (IDA)</courtOrBodyNameAndLocation>
            <actionDescription>GRSSI held the assets of client investment plans with a trust company that, unknown to it, did not meet certain requirements of an acceptable securities location. As such, the assets were not allowable assets for the purposes of regulatory capital requirements and, for a short period of time until the matter was rectified, GRSSI did not meet the IDA capital adequacy requirements.</actionDescription>
            <dispositionOfProceeding>The matter was disposed of by way of settlement agreement approved by IDA district council. $40,000 plus costs of $7000, fully paid by GRSSI, none waived.</dispositionOfProceeding>
          </sraViolationOfRulesDetails>
          <sraViolationOfRulesDetails>
            <entityName>Investors Group Financial Services, Inc.</entityName>
            <actionTitle>In re: Investors Group Financial Services, Inc.</actionTitle>
            <actionDate>12/16/2004</actionDate>
            <courtOrBodyNameAndLocation>Mutual Fund Dealers Association Of Canada (MFDA)</courtOrBodyNameAndLocation>
            <actionDescription>This matter related to market timing trading by one institutional client of Investors Group in certain Investors Group funds. Investors Group Financial Services Inc. entered into a Settlement Agreement with MFDA which was approved on December 16, 2004. and under which Investors Group Financial Services Inc. agreed to pay $2.65 million in compensation in investors of mutual funds where market timing occurred, a fine of $2.65 million payable to MFDA, and $50,000 in costs.</actionDescription>
            <dispositionOfProceeding>Under the settlement agreement, Investors Group Financial Services Inc. agreed to pay $2.65 million in compensation in investors of mutual funds where market timing occurred, a fine of $2.65 million payable to MFDA, and $50,000 in costs.</dispositionOfProceeding>
          </sraViolationOfRulesDetails>
        </sraViolationOfRules>
        <sraAuthorizationDeniedOrSuspended>
          <involved>N</involved>
        </sraAuthorizationDeniedOrSuspended>
        <sraRevokedSuspendedLicense>
          <involved>N</involved>
        </sraRevokedSuspendedLicense>
      </selfRegulatoryAgency>
      <foreignAgency>
        <involved>Y</involved>
        <foreignAgencyDetails>
          <entityName>Investors Group Financial Services, Inc.</entityName>
          <actionTitle>In re: Investors Group Financial Services, Inc.</actionTitle>
          <actionDate>10/18/2006</actionDate>
          <courtOrBodyNameAndLocation>Nova Scotia Securities Commission</courtOrBodyNameAndLocation>
          <actionDescription>Action related to failure of Investors Group Financial Services, Inc., and its then affiliate, LES Services Investors LTD, which amalgamated with Investors Group Financial Services, Inc., on January 1, 2006 to file termination notices within prescribed time periods and failing to reinstate a salesperson's registration before conducting registerable activity. Also related failure by LES Services Investors LTD to be registered in Nova Scotia when trading with clients.</actionDescription>
          <dispositionOfProceeding>Settlement with payment of $25,000 fine and costs of $2,500 approved by staff of Nova Scotia Securities Commission.</dispositionOfProceeding>
        </foreignAgencyDetails>
        <foreignAgencyDetails>
          <entityName>IPC Securities Corporation</entityName>
          <actionTitle>In re: IPC Securities Corporation</actionTitle>
          <actionDate>01/01/2006</actionDate>
          <courtOrBodyNameAndLocation>Nova Scotia Securities Commission</courtOrBodyNameAndLocation>
          <actionDescription>Nova Scotia Securities Commission (NSSC) found that IPC Securities Corporation was in violation of Sections 22, 134, 135 and 135A of the Securities Act (Nova Scotia) in connection with allowing approved person to operate out of the Wolfville office prior to receiving an exemption request from the NSSC.</actionDescription>
          <dispositionOfProceeding>Pursuant to a settlement agreement with NSSC, IPC Securities Corporation paid an administrative penalty of $10,000 and costs of $2,500.</dispositionOfProceeding>
        </foreignAgencyDetails>
        <foreignAgencyDetails>
          <entityName>Investors Group Financial Services, Inc.</entityName>
          <actionTitle>In re: Investors Group Financial Services, Inc.</actionTitle>
          <actionDate>01/09/2006</actionDate>
          <courtOrBodyNameAndLocation>New Brunswick Securities Commission</courtOrBodyNameAndLocation>
          <actionDescription>New Brunswick Securities Commission (NBSC) alleged that Investors Group Financial Services, Inc. had violated Section 45 of the Securities Act (New Brunswick) - Trading in Securities without Registration. The unregistered activity was conducted by salespersons of LES Services Investors, LTD, an affiliate that amalgamated with IGFS on January 1, 2006.</actionDescription>
          <dispositionOfProceeding>NBSC issued an order on January 19, 2006 approving a settlement agreement where IGFS paid a penalty and costs of $68,200.</dispositionOfProceeding>
        </foreignAgencyDetails>
        <foreignAgencyDetails>
          <entityName>I.G. Investment Management, LTD (IGM)</entityName>
          <actionTitle>In re: I.G. Investment Management, LTD (IGM)</actionTitle>
          <actionDate>12/22/2004</actionDate>
          <courtOrBodyNameAndLocation>Manitoba Securities Commission and Ontario Securities Commission</courtOrBodyNameAndLocation>
          <actionDescription>Matter related to market timing trading conducted by one institutional investor (whose relationship was terminated by IGM in 2001) in certain Investor Group funds under management by IGM. The manager implemented measures to reduce harm to other investors in the funds from market timing activity, but these measures did not recognize all the costs of the client's trading activity.</actionDescription>
          <dispositionOfProceeding>Under the terms of a settlement agreement with the Manitoba Securities Commission and the Ontario Securities Commission, IGM paid restitution of $19.2 million to investors of the funds in which the market timing had occurred.</dispositionOfProceeding>
        </foreignAgencyDetails>
        <foreignAgencyDetails>
          <entityName>IPC Securities Corporation (IPC)</entityName>
          <actionTitle>In re: IPC Securities Corporation (IPC)</actionTitle>
          <actionDate>03/18/2004</actionDate>
          <courtOrBodyNameAndLocation>Investment Dealers Association of Canada (IDA)</courtOrBodyNameAndLocation>
          <actionDescription>Pursuant to settlement agreement, IPC admitted that they (a) failed to maintain adequate records of supervisor activity in accordance with IDA requirements concerning head office account supervision and thereby contravened IDA by-law 29.27 principal trading done on its behalf, contrary to IDA by-law 29.27(A)(1) and (VI) and (b) failed to maintain its risk adjusted capital at a level greater than zero calculated in accordance with IDA Form 1, contrary to IDA by-law 17.1</actionDescription>
          <dispositionOfProceeding>IPC paid a monetary fine of $100,000.</dispositionOfProceeding>
        </foreignAgencyDetails>
        <foreignAgencyDetails>
          <entityName>M.R.S. Trust Company (MRST)</entityName>
          <actionTitle>In re: M.R.S. Trust Company</actionTitle>
          <actionDate>02/24/2004</actionDate>
          <courtOrBodyNameAndLocation>Manitoba Securities Commission</courtOrBodyNameAndLocation>
          <actionDescription>Pursuant to a settlement agreement with the Manitoba Securities Commission, MRST confirmed that other than acting as trustee of the Locked-in funds, the company did not participate in and was not aware of a pension and RSP scheme that facilitated the improper withdrawal of locked-in funds from various Manitoba-resident plan holders' pension and registered plans.</actionDescription>
          <dispositionOfProceeding>Upon approval of the settlement agreement, MRST made a voluntary payment of $35,000 to the Treasury of the Province of Manitoba.</dispositionOfProceeding>
        </foreignAgencyDetails>
        <foreignAgencyDetails>
          <entityName>IPC Investment Corporation (IPC)</entityName>
          <actionTitle>In re: IPC Investment Corporation</actionTitle>
          <actionDate>12/06/2001</actionDate>
          <courtOrBodyNameAndLocation>New Brunswick Securities Commission (NBSC)</courtOrBodyNameAndLocation>
          <actionDescription>Matter related to unregistered trading activity conducted by a salesperson of an affiliate, Henry Hicks and Associates, LTD, which amalgamated with IPC effective May 16, 2001.</actionDescription>
          <dispositionOfProceeding>IPC paid a monetary penalty of $14,400, including administrative costs.</dispositionOfProceeding>
        </foreignAgencyDetails>
        <foreignAgencyDetails>
          <entityName>GRS Securities Inc. (GRSSI)</entityName>
          <actionTitle>In re: GRS Securities Inc.</actionTitle>
          <actionDate>03/28/2006</actionDate>
          <courtOrBodyNameAndLocation>Investment Dealers Association Of Canada (IDA)</courtOrBodyNameAndLocation>
          <actionDescription>GRSSI held the assets of client investment plans with a trust company that, unknown to it, did not meet certain requirements of an acceptable securities location. As such, the assets were not allowable assets for the purposes of regulatory capital requirements and, for a short period of time until the matter was rectified, GRSSI did not meet the IDA capital adequacy requirements.</actionDescription>
          <dispositionOfProceeding>The matter was disposed of by way of settlement agreement approved by IDA district council. $40,000 plus costs of $7000, fully paid by GRSSI, none waived.</dispositionOfProceeding>
        </foreignAgencyDetails>
        <foreignAgencyDetails>
          <entityName>Investors Group Financial Services, Inc.</entityName>
          <actionTitle>In re: Investors Group Financial Services, Inc.</actionTitle>
          <actionDate>12/16/2004</actionDate>
          <courtOrBodyNameAndLocation>Mutual Fund Dealers Association Of Canada (MFDA)</courtOrBodyNameAndLocation>
          <actionDescription>This matter related to market timing trading by one institutional client of Investors Group in certain Investors Group funds. Investors Group Financial Services Inc. entered into a Settlement Agreement with MFDA which was approved on December 16, 2004. and under which Investors Group Financial Services Inc. agreed to pay $2.65 million in compensation in investors of mutual funds where market timing occurred, a fine of $2.65 million payable to MFDA, and $50,000 in costs.</actionDescription>
          <dispositionOfProceeding>Under the settlement agreement, Investors Group Financial Services Inc. agreed to pay $2.65 million in compensation in investors of mutual funds where market timing occurred, a fine of $2.65 million payable to MFDA, and $50,000 in costs.</dispositionOfProceeding>
        </foreignAgencyDetails>
        <foreignAgencyDetails>
          <entityName>IPC Investment Corporation (IPC)</entityName>
          <actionTitle>In re: IPC Investment Corporation</actionTitle>
          <actionDate>11/30/2009</actionDate>
          <courtOrBodyNameAndLocation>Nova Scotia Securities Commission</courtOrBodyNameAndLocation>
          <actionDescription>Matter related to contraventions of Sections 31(1) and 61 of the Nova Scotia Securities Regulations for failure to ensure securities purchased by 3 clients were suitable, for failing to address the complaint made by one of these 3 clients in a manner that was fair, honest, or in good faith.</actionDescription>
          <dispositionOfProceeding>Nova Scotia Securities Commission issued an order approving a settlement agreement with IPC, under which IPC agreed to pay an administrative penalty in the amount of $40,000 and costs of the Nova Scotia Securities Commission in the amount of $3,000.</dispositionOfProceeding>
        </foreignAgencyDetails>
        <foreignAgencyDetails>
          <entityName>IPC Securities Corporation (IPC)</entityName>
          <actionTitle>In re: IPC Securities Corporation</actionTitle>
          <actionDate>06/01/2010</actionDate>
          <courtOrBodyNameAndLocation>Investment Industry Regulatory Organization Of Canada</courtOrBodyNameAndLocation>
          <actionDescription>Action related to failure to establish and maintain adequate policies and procedures to ensure that clients qualified as accredited investors in accordance with provisions of Ontario Securities Act.</actionDescription>
          <dispositionOfProceeding>Investment Industry Regulatory Organization Of Canada approved a settlement agreement with IPC under which IPC agreed to pay a fine in the amount of $65,000 and costs of $10,000.</dispositionOfProceeding>
        </foreignAgencyDetails>
        <foreignAgencyDetails>
          <entityName>Partners In Planning Financial Services Ltd.</entityName>
          <actionTitle>In re: Partners In Planning Financial Services Ltd.</actionTitle>
          <actionDate>11/25/2010</actionDate>
          <courtOrBodyNameAndLocation>Mutual Fund Dealers Association Of Canada (MFDA)</courtOrBodyNameAndLocation>
          <actionDescription>Partners In Planning Financial Services Ltd (PIP), a foreign control affiliate, was found to have inadequate policies and procedures for head office supervision of leveraged trades and inadequate supervision of leveraged trades at the branches, contrary to MFDA Rules 2.2.1, 2.5.1, 2.10, 2.5.2(b), 2.5.3(b) and 2.5.4 and MFDA Policy No. 2.</actionDescription>
          <dispositionOfProceeding>MFDA ordered a monetary penalty in the amount of $20,000 and costs of $2,500. PIP also agreed to appoint an independent consultant at PIPs expense to assist in resolving the leveraged trading issues.</dispositionOfProceeding>
        </foreignAgencyDetails>
        <foreignAgencyDetails>
          <entityName>Quadrus Investment Services Ltd.</entityName>
          <actionTitle>In re: Quadrus Investment Services Ltd.</actionTitle>
          <actionDate>07/30/2015</actionDate>
          <courtOrBodyNameAndLocation>Nova Scotia Securities Commission</courtOrBodyNameAndLocation>
          <actionDescription>Matter related to violation of Section 31(1) of the Securities Regulations, as Rep. by Rule 31801 for failure to supervise the activities of a Mutual Fund Salesperson.</actionDescription>
          <dispositionOfProceeding>Quadrus Investment Services Ltd. agreed to pay a fine in the amount of $40,000 and costs in the amount of $1,000.</dispositionOfProceeding>
        </foreignAgencyDetails>
        <foreignAgencyDetails>
          <entityName>Quadrus Investment Services Ltd.</entityName>
          <actionTitle>In re: Quadrus Investment Services Ltd.</actionTitle>
          <actionDate>11/17/2016</actionDate>
          <courtOrBodyNameAndLocation>Mutual Fund Dealers Association Of Canada (MFDA)</courtOrBodyNameAndLocation>
          <actionDescription>Matter related to Quadrus's failure to appropriately supervise the activities of a Dealing Representative during the period from March, 2009 to July, 2015 and provide certain notices to the MFDA with respect to same, pursuant to MFDA Rules 2.1.1, 2.1.4, 2.3.1 and 2.5.1, and MFDA Policy No. 6.</actionDescription>
          <dispositionOfProceeding>MFDA approved a settlement agreement with Quadrus under which Quadrus agreed to pay a fine in the amount of $70,000 and costs of $20,000. Payments totaled $95,000.</dispositionOfProceeding>
        </foreignAgencyDetails>
        <foreignAgencyDetails>
          <entityName>I.G. Investment Management, Ltd. (IGIM)</entityName>
          <actionTitle>In re: I.G. Investment Management, Ltd.</actionTitle>
          <actionDate>08/12/2015</actionDate>
          <courtOrBodyNameAndLocation>Financial Services Commission Of Ontario</courtOrBodyNameAndLocation>
          <actionDescription>In connection with IGIMs license as a Mortgage Broker under the Mortgage Brokers, Lenders and Administrators Act (Ontario) (the "Act"), the Superintendent of Financial Services Ontario issued an Administrative Mandatory Penalty Order (the "Order") against IGIM for failing to meet certain administrative requirements under the Act and/or its regulations. IGIM has addressed or is addressing the deficiencies identified in the order.</actionDescription>
          <dispositionOfProceeding>Administrative Mandatory Penalty Order against IGIM in the total amount of $4,500.</dispositionOfProceeding>
        </foreignAgencyDetails>
        <foreignAgencyDetails>
          <entityName>IPC Securities Corporation (IPC)</entityName>
          <actionTitle>In re: IPC Securities Corporation</actionTitle>
          <actionDate>08/29/2016</actionDate>
          <courtOrBodyNameAndLocation>Investment Industry Regulatory Organization Of Canada</courtOrBodyNameAndLocation>
          <actionDescription>Matter related related to IPCs failure between January and June 2014, to conduct strict supervision of a registered representative pursuant to acknowledge and consent provided to the Investment Industry Regulatory Organization Of Canada (IIROC)contrary to IIROC Dealer Member Rules 29.1 and 2500.</actionDescription>
          <dispositionOfProceeding>Investment Industry Regulatory Organization Of Canada approved a settlement agreement with IPC under which IPC agreed to pay a fine in the amount of $65,000 and costs of $5,000. Payments totaled $70,000.</dispositionOfProceeding>
        </foreignAgencyDetails>
        <foreignAgencyDetails>
          <entityName>Quadrus Investment Services Ltd.</entityName>
          <actionTitle>In re: Quadrus Investment Services Ltd.</actionTitle>
          <actionDate>11/10/2015</actionDate>
          <courtOrBodyNameAndLocation>Ontario Securities Commission (OSC)</courtOrBodyNameAndLocation>
          <actionDescription>Quadrus Investment Services Ltd. (Quadrus) entered a settlement agreement with the Ontario Securities Commission (OSC) relating to allegations that Quadrus had, as a result of certain control and supervision inadequacies, charged certain mutual fund clients an excess fee. OSC staff were satisfied that Quadrus discovered and self-reported the issue.</actionDescription>
          <dispositionOfProceeding>Settlement included appropriate compensation to affected clients, voluntary reimbursement to OSC for costs incurred of $20,000, and voluntary payment to OSC of $250,000 to be allocated to third parties or investor education. Payments totaled $270,000.</dispositionOfProceeding>
        </foreignAgencyDetails>
        <foreignAgencyDetails>
          <entityName>IPC Investment Corporation</entityName>
          <actionTitle>Druiven,et al.</actionTitle>
          <actionDate>07/02/1996</actionDate>
          <courtOrBodyNameAndLocation>Ontario Court of Justice, Ontario Canada</courtOrBodyNameAndLocation>
          <actionDescription>Plantiffs commenced an action against Associated Financial Planners, LTD (AFP), a predecessor company of AFP Wealth Management, Inc., which amalgamated into IPC Investment Corporation (IPC) on June 1, 2001 and against Bruce Warrington and Moneysem Financial Consultants, Inc., with respect to losses alleged to have been sustained in making ill-obtained judgement against Warrington in July 1996, continuing to advance other claims against him and claims for accounting, damages for restitution, and quantum merit against AFP. The civil court found AFP negligent in its duties to adequately supervise Warrington's outside business activities.</actionDescription>
          <dispositionOfProceeding>Judgement entered against AFP in the amount of $469,000, including interest.</dispositionOfProceeding>
        </foreignAgencyDetails>
      </foreignAgency>
      <subjectOfProceedings>
        <involved>N</involved>
      </subjectOfProceedings>
      <revokedBond>
        <involved>Y</involved>
        <revokedBondDetails>
          <entityName>Putnam Fiduciary Trust Company</entityName>
          <actionTitle>In re: Tyco/Marine Harvest, et al.</actionTitle>
          <actionDate>05/21/2002</actionDate>
          <courtOrBodyNameAndLocation>N/A</courtOrBodyNameAndLocation>
          <actionDescription>In early 2002, Putnam Fiduciary Trust Company (PFTC) the transfer agent for the Putnam funds, received applications to establish accounts in the names of several corporate entities, such as Tyco, Inc. and Marine Harvest, Inc., along with checks issued payable to the corporate entities. The checks were used to fund investments in the new accounts. The accounts were substantially depleted through the use of check writing drafts. Subsequently, PFTC became aware that the investment checks had been intercepted, the endorsements of the corporate payees had been forged, and the accounts had been established without the knowledge or authorization of the corporate payees. The corporate payees pursued forgery claims through the banks off of which the checks were drawn.</actionDescription>
          <dispositionOfProceeding>PFTC filed a claim under its Fidelity Bond and recovered $697,120.28.</dispositionOfProceeding>
        </revokedBondDetails>
      </revokedBond>
      <unsatisfiedJudgementsOrLiens>
        <involved>N</involved>
      </unsatisfiedJudgementsOrLiens>
    </disciplinaryHistory>
    <signature>
      <signatureName>Mark Trenchard</signatureName>
      <signaturePhoneNumber>617-760-3601</signaturePhoneNumber>
      <signatureTitle>Director, Operational Compliance</signatureTitle>
      <signatureDate>07/27/2017</signatureDate>
    </signature>
  </formData>
</edgarSubmission>